LAW and MEDIATION OFFICES
HENRY C. CASDEN

                                                                         77-770 COUNTRY CLUB DRIVE, SUITE E
                            PALM DESERT, CALIFORNIA 92211
                TELEPHONE:  760.989.4030
                           FACSIMILE:  760.406.5799

   Founding Member Mediation Panel
                            Riverside County Superior Court

             Graduate Straus Institute for
             Alternative Dispute Resolution

By Facsimile (703) 813-6967
By Edgar Filing

April 18, 2011

Mr. Donald Field
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D. C. 20549

Re:	Empire Global Gaming (“EGGI”) Registration Statement on Form S-1 Amendment 7 Filed: April 18, 2011 File No. 333-169531

Dear Mr. Field:

This letter is written in response to your comment letter to EGGI dated April 18, 2011

Pursuant to my telephone conversation with Beverly Singleton and with you we have made all of the changes requested as set forth in the above referenced letter.

With respect to item 4, we are within the 135 day period as provided in Rule 8-08 of Regulation S-X.

We look forward to obtaining an effective date of the registration statement as soon as possible.  Thank you.

Very truly yours,

/s/ Henry C. Casden
HENRY C. CASDEN
cc:  Client